October 26, 2023

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Michael Henderson and Marc Thomas

Re: Bank of Hawaii Corporation
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2022
Filed March 1, 2023

Quarterly Report on Form 10-Q for Fiscal Quarter Ended June 30, 2023

Filed July 25, 2023
File No. 001-06887

Ladies and Gentlemen:

This letter sets forth the responses of Bank of Hawaii Corporation (the “Company”) to the comment letter dated September 27, 2023, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2022, filed March 1, 2023, and Form 10-Q for the fiscal quarter ended June 30, 2023, filed July 25, 2023.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Company’s Form 10-K for the fiscal year ended December 31, 2022, filed March 1, 2023, and Form 10-Q for the fiscal quarter ended June 30, 2023, filed July 25, 2023.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Interest Rate Risk, page 43

1.
We note the statement on page 44 that you use an asset/liability simulation model to monitor interest rate risk, and the model contains a number of assumptions, including those related to the behavior of loan and deposit pricing, prepayment rates on mortgage based assets, principal amortization and maturities on other financial instruments, as well as effects of standard prepayment options on mortgages and customer withdrawal options for deposits. Your disclosure also states that while the assumptions are inherently uncertain, you believe your assumptions are reasonable.

October 26, 2023

Please tell us and revise future filings to disclose the key assumptions and parameters which are necessary to understand the disclosure made for purposes of your interest rate sensitivity analysis. Additionally you should provide a discussion of the changes in the outputs in the analysis from period to period and the factors driving the changes. See Item 305(a)(1)(ii)(B) of Regulation SK.

Company Response:

In the Company’s future filings, including its Form 10-Q for the quarterly period ended September 30, 2023, filed on October 25, 2023, the Company revised its disclosure as shown below.

A key element in our ongoing process to measure and monitor interest rate risk is the utilization of an asset/liability simulation model that attempts to capture the dynamic nature of assets and liabilities in various interest rate environments. This model is used to estimate and measure our balance sheet sensitivity to changes in interest rates. Given the structure of our balance sheet, model results are particularly sensitive to changes in prepayment rates on mortgage-related assets and interest-bearing deposit repricing behavior. We utilize a model to estimate the prepayment behavior of our mortgage-related assets, which considers the characteristics of the underlying mortgage loans, including rate (used to gauge refinance incentive), seasoning or age, and seasonality. The model’s forecasted results are regularly tested against historical prepayment behavior and is, in the ordinary course, recalibrated if the difference between actual and projected prepayments exceed established guidelines. Separate models are utilized to project interest-bearing deposit repricing behavior in various interest rate environments. These models were developed based upon our historical repricing behavior over several interest rate cycles. The models’ forecast results are periodically tested against historical pricing and have been and may continue to be recalibrated.

2.
We note your disclosure on page 44 that your ALCO utilizes several techniques to manage interest rate risk, and that your use of derivatives has generally been limited due to the natural on-balance sheet hedges arising out of offsetting interest rate exposures from loans and investment securities with deposits and other interest-bearing liabilities. To the extent used to manage interest rate risk, consider disclosing:

•
Repricing risk analysis or gap analysis to illustrate how differences in the timing of when assets, liabilities, and off-balance sheet instruments re-price to market rates or another rate.
•
Duration disclosure, including a discussion of the key inputs and assumptions for the estimate of duration and drives of the change in duration from period to period.

October 26, 2023

Company Response:

In the Company’s future filings, including its Form 10-Q for the quarterly period ended September 30, 2023, filed on October 25, 2023, the Company revised its disclosure as shown below.

The ALCO, which is comprised of members of executive management, utilizes several techniques to manage interest rate risk, which include:

•
adjusting the balance sheet mix or altering the interest rate characteristics of assets and liabilities;
•
changing product pricing strategies;
•
modifying characteristics, including mix and duration, of the investment securities portfolio; and
•
using derivative financial instruments.

Changes in interest rates may have a material impact on earnings and valuation as a result of balance sheet cash flow, maturity structure and repricing frequency. The investment and loan portfolios have significant repricing volumes and cash flows from maturities and paydowns, providing us with opportunity to redeploy funds in order to respond to the changing rate environment. These assets are primarily funded by deposit balances, which have an indeterminate life. Historically, our deposit base has consisted primarily of core consumer and commercial deposit relationships. While we strive to position our balance sheet to organically reduce volatility in earnings and valuation, primarily through our funding and investment portfolio positioning, as well as product pricing strategies, we have also established a hedging program designed to allow us to adjust the duration of our earning assets synthetically. As of September 30, 2023, our hedging program consisted primarily of pay-fixed interest rate swaps. As interest rates change, we may use different instruments to manage interest rate risk, including caps, floors, swaptions and other commonly utilized derivative instruments. See Note 11 to the Consolidated Financial Statements.

October 26, 2023

3.
We note the statement on page 43 that your interest rate risk management process is to optimize net interest income while operating within “acceptable limits established for interest rate risk and maintaining adequate levels of funding and liquidity.” Please provide draft disclosure and revise future filings to include a materially complete description of how you seek to manage risks due to changes in interest rates and other material impacts on your operational facts and circumstances, including any management or corporate governance controls or procedures for identifying and responding to rapid changes in interest rates due to or as a result of exogenous or unknown factors. For example, it is unclear what “acceptable limits,” liquidity policy guidelines and other metrics were used by the ALCO and/or other committees to manage interest rate risk and liquidity. It is also unclear whether you were in compliance with the acceptable limits or other material internal guidelines. If not in compliance, discuss here or in the Liquidity Risk Management section, any planned actions to be taken.

Company Response:

In the Company’s future filings, including its Form 10-Q for the quarterly period ended September 30, 2023, filed on October 25, 2023, the Company revised its disclosure as shown below.

The objective of our interest rate risk management process is to optimize net interest income while operating within acceptable limits established for interest rate risk and maintaining adequate levels of funding and liquidity. The potential cash flows, sales, or replacement value of many of our assets and liabilities, especially those that earn or pay interest, are sensitive to changes in the general level of interest rates. This interest rate risk arises primarily from our core business activities of extending loans and accepting deposits. Our investment securities portfolio is also subject to significant interest rate risk.

We utilize two management guidelines to measure our interest rate risk exposure: 1) net interest income (NII) sensitivity, and 2) economic value of equity (“EVE”) sensitivity. NII and EVE sensitivities measure the estimated percentage change in 12-month forward looking net-interest income and economic value, respectively, under instantaneous parallel shocks of the yield curve that range from -400 basis points to +400 basis points. The analysis assumes a static balance sheet and interest rates. The results are measured relative to established guidelines that ensure that fluctuation in income and valuation in both up and down rate shocks remain within levels approved by the Asset and Liability Management Committee (“ALCO”) and the Board of Directors. For the quarter ended September 30, 2023, we remained within applicable guidelines. While we recognize that instantaneous parallel shocks of the entire yield curve are unrealistic, we believe that the application of immediate shocks ranging from -400 basis points to + 400 basis points provides us with a sufficient range of potential outcomes to frame our risk exposures.

October 26, 2023

Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity Risk Management, page 62

4.
We note the significant increase in FHLB advances as disclosed on page 54 of the Form 10-Q for the quarter ended June 30, 2023. The Form 10-Q also addresses a possible increase in the cost of funding on page 66. In future filings, please expand your Management’s Discussion and Analysis to clarify trends and uncertainties related to financial performance and liquidity. In this regard, discuss the parameters to access sources of liquidity and the extent to which accessing such funding sources would involve realizing material losses or other potential consequences, such as dividend restrictions or limits on stock repurchases. Please provide draft disclosure.

Company Response:

In the Company’s future filings, including its Form 10-Q for the quarterly period ended September 30, 2023, filed on October 25, 2023, the Company revised its disclosure as shown below.

We maintain access to ample sources of readily available contingent liquidity. As of September 30, 2023, we had pledged loans and investment securities to the Federal Reserve Discount Window and the Bank Term Funding Program (“BTFP”) and had remaining borrowing capacity of $6.1 billion. The BTFP enables depository institutions to pledge eligible investment securities, primarily government and agency securities, to the Federal Reserve with borrowing capacity based upon the par value, not the fair value, of collateral. While we have pledged securities to the BTFP as a contingent funding source, we have not accessed the facility. We are also a member of the Federal Home Loan Bank (“FHLB”) Des Moines. As of September 30, 2023, we had remaining borrowing capacity of $2.5 billion.

In addition, we utilize our investment securities portfolio as collateral to secure deposits of public entities as well as repurchase agreements with private institution counterparties. The high-quality nature of our investment securities portfolio, which consists primarily of government and agency securities, facilitates the use of these assets for pledging purposes.

Other sources of liquidity include investment securities in our available-for-sale securities portfolio and our ability to sell loans in the secondary market. Our core deposits have historically provided us with a long-term source of stable and relatively low-cost source of funding. Additional funding is also available through the issuance of long-term debt or equity.

General market and economic conditions will impact our ability to borrow funds from external sources, as well as the cost of such borrowing both in terms of rate as well as haircuts on collateral pledged to support such borrowings. Although a significant portion of our investment securities were in an unrealized loss position as of September 30, 2023, we believe we have sufficient access

October 26, 2023

to various forms of liquidity that would alleviate the need to liquidate these investment securities and realize the losses.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (808) 694-8976 or Dean.Shigemura@boh.com.

Very truly yours, /s/ Dean Y. Shigemura
Dean Y. Shigemura, Vice Chair and Chief Financial Officer Bank of Hawaii Corporation
cc:	Patrick M. McGuirk, Vice Chair and Chief Administrative Officer